Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of South Bow Corporation

We consent to the use of our report dated March 5, 2025, on the consolidated financial statements of South Bow Corporation, which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2024, and the related notes, which is incorporated by reference, and to the reference to our firm under the heading “Experts”, in the prospectus included in the registration statement on Form F-10 dated June 18, 2025 of South Bow Corporation.

/s/ KPMG LLP
Chartered Professional Accountants

June 18, 2025
Calgary, Canada